Correspondence

Smokin Concepts Development Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

November 8, 2013

Via Edgar Filing, Email and Federal Express

J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Smokin Concepts Development Corporation (the “Company”) Preliminary Proxy Statement on Schedule 14A Filed October 1, 2013 File No. 000-53853

Dear Mr./Ms. McWilliams:

This letter is in response to the Commission’s comment letter dated October 28, 2013 regarding the Company’s Preliminary Proxy Statement.  The Company’s responses to the Commission’s comments are set forth below. Concurrent with the filing of this letter, we are sending a courtesy hard copy via federal express to the attention of Mr. John Stickel.

General

Comment No. 1.	Please provide us with copies of any written materials prepared by management or advisors and reviewed by the board in connection with its vote to approve the transaction.

Response:	Provided supplementally, pursuant to Rule 418, are the following: Board resolutions dated August 1, 2013; Board resolutions dated September 30, 2013 and a memorandum describing the Companies review of the transaction.

Comment No. 2.
Consistent with the requirements of Item 5 of Schedule 14A, please add a section that clearly discloses the interests of certain persons in matters to be acted upon regarding the proposed acquisition.  This should include discussion of the interests of each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year, each nominee for election as a director, and each associate of any of the foregoing persons.  Please also discuss if and how amending the articles of incorporation per proposal six will impact the interest of such persons.

United States Securities and Exchange Commission
November 8, 2013

Response:	Complied. We have added significant additional disclosure to Proposal One, including a discussion of each person’s interest. Further, in Proposal Six we have added a discussion regarding the impact to each person of the proposed amendment to the articles.

Comment No. 3.
Please provide a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of the compliance or approval.  Refer to Item 14(b)(5) of Schedule 14A.

Response:             Complied.  See page 21 of the amended proxy statement.

Comment No. 4.
Given that the holders of Bourbon Brothers Holding Company, LLC (“BBHC”) membership interests will own 80% of your company following the acquisition, please include a comprehensive discussion of the past contacts, transactions or negotiations so that investors can understand how the deal was priced.  Refer to Item 14(b)(7) of Schedule 14 A.

Response:	Complied. See pages 18 and 19 of the amended proxy statement and the referenced memorandum provided supplementally, pursuant to Rule 418.

Comment No. 5.
Please discuss whether you actively explored any strategic alternatives.  To the extent any other strategic alternatives were considered, such as other strategic partnerships, merger or acquisition transactions, please discuss if, or when, those alternatives were considered and for what reason those alternatives were not considered or pursued.

Response:             Complied.  A discussion of the primary strategic alternatives was added to Proposal One on page 19.

Comment No. 6.
Please disclose the total cost of the merger to you, including the consideration provided as part of the acquisition and any other expenses associated with the transaction, such as the cost of furnishing the information statement.

Response:            Complied.  See page 25 under Proposal One of the amended proxy statement.

Comment No. 7.
It appears that you may be incorporating the information required by Item 14(c)(1) by reference pursuant to Item 14(e)(2), but we are unable to locate an incorporation by reference section.  Please include the information required by Item 14(c)(1) in the body of the proxy or explain why you believe this is not necessary.

Response:            Complied. A statement regarding incorporation by reference has been added on page 14.

United States Securities and Exchange Commission
November 8, 2013

Comment No. 8.
Please disclose all of the information required by Item 14(c)(2) of Schedule 14A.  We note while some of the information appears in Exhibit A, your disclosure appears incomplete.  For example, please disclose management’s discussion and analysis of financial condition and results of operations for BBHC.  In the MD&A, please include a plan of operation for the next twelve months in which you discuss your business strategy and how you plan to implement it.

Response:            Complied. Additional disclosure has been added to Proposal One.  Specifically, the MD&A begins on pages 21, 22 and 23.

Comment No. 9.	It appears that the information contained in the Exhibits A, B and C should be included in the main body of the proxy. Please revise accordingly or advise.

Response:            Complied.  The disclosure previously included in Exhibit A has been moved to Proposal One, and the financial statements have been moved from Exhibits B and C to the main body of the amended proxy statement. .

Solicitation, page 1

Comment No. 10.
We note that proxies may be solicited personally or by mail, telephone, facsimile or email by directors, officers and employees.  Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response:	We confirm that we will file all written soliciting materials. However, the Company has not used, and does not intend to use, any other soliciting materials.

Voting Rights and Votes Required, page 1

Comment No. 11.
You state in the first paragraph on page 2 that “the Board of Directors is requesting that Proposal No. 1 be approved by” a majority of votes cast by “disinterested” shareholders.  Please clarify throughout that, if true, approval of Proposal No. 1 by a majority of votes cast by “disinterested” shareholders is required.  We note in this regard article 1.5 of the Acquisition Agreement.

United States Securities and Exchange Commission
November 8, 2013

Response:	Complied. Pages 2, 7, 16, 21, and 27 have been revised to clarify that a majority of votes cast by “disinterested” shareholders is required to approve Proposal One.

Security Ownership of Certain Beneficial Owners and Management, page 3

Comment No. 12.	Please disclose the aggregate percent of shares owned by your beneficial owners and management. Refer to Item 403 of Regulation S-K.

Response:            Complied.  The aggregate percent has been added to the chart on page 3.

Management, page 4

Comment No. 13.
We note that Mr. Mudd is involved in outside business activities.  Please disclose any such current activities or other sources of employment during the past 5 years.  Please also disclose when Mr. Mudd began serving as your interim Chairman, Chief Executive Officer and Chief Financial Officer, and the number of hours he devotes to your business per week now and what is anticipated post-acquisition.  Please update his background information to provide dates for when he began and ceased working for the various identified companies.

Response:            Complied.  Mr. Mudd’s biography has been revised.

Comment No. 14.	Please remove ticker symbols from the biography of J.W. Roth.

Response:            Complied.  Mr. Roth’s biography has been revised.

Comment No. 15.
Please revise to remove marketing language from this section, including the statement that Mr. Tedder “has been instrumental in marking strategic introductions throughout the nonprofit world and business community, through creatively deploying contact capital from his extensive network.”

Response:            Complied.  Mr. Tedder’s biography has been revised.

Executive Compensation, page 9

Comment No. 16.	Please disclose the information required by Item 402(t) of Regulation S-K or explain why this is not necessary.

Response:
No change required, we confirm that with respect to each named executive officer of the acquiring company and the target company, there is not any agreement or understanding, whether written or unwritten, between such named executive officer and the acquiring company or target company, concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all assets of the Company.

United States Securities and Exchange Commission
November 8, 2013

Proposal One, page 14

Comment No. 17.	We note your disclosure that the “[m]aterial terms of the Acquisition Agreement include . . .” Please confirm that you disclose all material terms of your agreement here or revise to disclose.

Response:            Complied.  We have revised the disclosure to reflect that all material terms of the Acquisition Agreement have been provided.

Proposal Three, page 16

Comment No. 18
Please reconcile your disclosure in the first paragraph on page 16 that you approved an increase to 20 million shares of preferred with the disclosure in the third paragraph that the authorized preferred stock will increase to 10 million shares.

Response:
Complied.  The reference in the third paragraph has been corrected to read 20.75 million Series A Convertible Preferred shares and the proposal now reflects this increased number. The increase in Series A Convertible Preferred Shares from 20 million to 20.75million are noted throughout Proposal Three.

Comment No. 19
We note disclosure in the second paragraph on page 16 indicating that “if you negotiate and enter into a definitive agreement shares may be issued upon closing.  Please update here and throughout to clarify that you have signed the acquisition agreement.

Response:            Complied.  We have clarified in the amended proxy statement that the acquisition agreement was signed.

Comment No. 20.
Please disclose whether you currently have any plans, other than for the acquisition of BBHC, to issue the additional shares.  In addition, clarify that you could issue such additional shares without prior shareholder approval.

Response:	Complied. The disclosure has been revised to reflect that we do intend to issue Series A Convertible Preferred Shares in connection with the Transaction, but that we have no other current intent to issue shares.

Comment No. 21	Consistent with Section 1.11 of your acquisition agreement, please clarify that you do not intend to file a registration statement to register the issuance or resale of the shares issued.

Response:            Complied.  We have stated that we do not intend to file a registration statement to register the issuance or resale of the shares.

United States Securities and Exchange Commission
November 8, 2013

Form of Proxy

Comment No. 22.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(l).

Response:           Complied.  We have so marked the form of proxy card.

Exhibit A

Comment No. 23.	Please disclose BBHC’s date of incorporation, as well as the date of incorporation or organization of all distinct business units.

Response:	Complied. The Description of Business section and Business Units section under Proposal One now includes this information, along with Note One in the Notes to the Unaudited Interim Consolidated Financial Statements.

Comment No. 24
Please balance this section by disclosing that BBHC has not generated revenues since inception, that BBHC’s first location is still under construction, BBHC’s net losses since inception, and any other material information relevant to the decision whether to approve the proposed transaction.  Additionally, please substantiate your statements that the business lines provide “premium quality and exceptional value” and that the first location for Bourbon Brothers Southern Kitchen Colorado Springs will establish a “premium” location and that Bourbon Brothers Brand will establish joint ventures to leverage the brand in partnership with “premium” provides of complimentary products.

Response:	Complied. Additional disclosure has been added to Proposal One as the premium location for BBSK is now defined. We removed any reference to “premium” as it relates to products.

Business Units, page A-l

Comment No. 25.
Please clarify which restaurants or businesses are currently operational and which are currently in the planning or development stage, and provide specific details about their particular stage of development.  For example, we note from the risk factor on page A-4 that construction of the property and restaurant in Colorado Springs is not complete.

Please provide an estimate of the timing and cost to complete construction, as well as any additional steps required to make this restaurant operational.

Response:           Complied.  Additional disclosure has been added to Proposal One.

United States Securities and Exchange Commission
November 8, 2013

Comment No. 26.	Please disclose the related party with whom several of your business units are negotiating their anticipated ground leases.

Response:	Complied. Additional disclosures have been added throughout Proposal One and included in Note One and Note Three in the Notes to the Unaudited Interim Consolidated Financial Statements.

Risk Factors of BBHC page A-3

Comment No. 27.
We note your disclosure in the introductory paragraph that the BBHC business plan involves a significant amount of risk, “including among other items” the risks identified in this section.  We also note that these risk factors “likely are not exhaustive.”  Please revise this section to clarify that you have discussed all known material risks.

Response:           Complied.  We have stated that “we have set forth all known material risks herein.”

Comment No. 28.
Please add a risk factor that discusses the risks of having only two officers, including the risk that, because two executive officers occupy all corporate positions, it may not be possible to have adequate internal controls or explain why such risk factor is not necessary.

Response:            Complied.  An additional risk factor has been added to Proposal One in the risk factor labeled “BBHC has identified material weaknesses in is internal controls”.

Comment No. 29
Please add a risk factor to disclose that your officers have other business activities, and discuss the potential conflicts that exist as a result of these other commitments.  Also, discuss the amount of time they are able to dedicate to your business given these other business activities.

Response:	Complied. An additional risk factor has been added to Proposal One in the risk factor labeled “BBHC’s executive officers are engaged in other business activities, which may potentially conflict BBHC’s business.”

United States Securities and Exchange Commission
November 8, 2013

We confirm that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com.

Respectfully submitted Smokin Concepts Development Corporation /s/ Robert B. Mudd By: Robert B. Mudd Chairman, Interim CEO and Interim CFO

cc:           Theresa M. Mehringer